Exhibit 99.1



Alcon Receives Approval of RETAANE® Suspension in Australia

HUNENBERG, Switzerland – December 12, 2005 – Alcon, Inc. (NYSE:ACL) announced today that the Australian Therapeutic Goods Administration (TGA) has approved RETAANE® suspension (15mg anecortave acetate suspension) for the treatment of subfoveal choroidal neovascularization (CNV) due to exudative age-related macular degeneration (AMD) where there is a classic component.

    "We are pleased to gain approval of RETAANE® suspension in Australia for all lesions with a classic component because we believe RETAANE® suspension can provide retinal specialists with a unique new therapy to treat wet AMD. We will continue our efforts to gain approval of RETAANE® suspension in other jurisdictions, including the U.S., Europe, Canada, South Africa, New Zealand and Switzerland," said Scott Krueger, Ph.D., Alcon's vice president, R&D Pharmaceutical Development.

    The company also announced that it has executed a Clinical Trial Agreement with the National Eye Institute (NEI) in the U.S., in which Alcon will provide RETAANE® suspension for an NEI study of wet AMD. The study will be a multi-center, randomized, prospective clinical trial that will investigate the long-term safety and potential efficacy of RETAANE® suspension in patients with all forms of wet AMD who are undergoing intravitreal AVASTIN* therapy.

About RETAANE® Suspension

    RETAANE® suspension is an investigational treatment for maintaining vision in patients with wet AMD. The drug is an angiostatic cortisene that inhibits the abnormal growth of blood vessels, a process scientifically known as angiogenesis. Angiostatic cortisenes are derived from the steroid class and engineered to remove chemical groups responsible for side effects, such as the development of cataracts and elevated intraocular pressure leading to glaucoma, while preserving potency against angiogenesis.

    RETAANE® suspension is administered every six months with a blunt-tipped, curved cannula to deliver the drug behind the eye without puncturing the eyeball. This method of delivery avoids the risk of intraocular infection and retinal detachment, the most common side effects associated with injecting therapeutic agents directly into the eye.

About Alcon

    Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon has been conducting retinal research for more than 15 years and is the world's leading provider of surgical equipment used by vitreoretinal specialists who treat patients with AMD and other retinal diseases. Alcon has multiple programs to investigate, discover and develop novel compounds to treat AMD and other retinal diseases. RETAANE® is a registered trademark of Alcon and AVASTIN is a registered trademark of Genentech, Inc.

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Caution Concerning Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to gain approval of RETAANE[®] suspension in other jurisdictions, and to our ability to effectively market the drug in Australia and in any other jurisdictions where it is ultimately approved. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never gain additional approvals of RETAANE[®] suspension or approvals may require additional clinical studies; treatments developed by other companies may reach the market sooner or prove to be more effective than RETAANE[®] suspension; we may experience challenges inherent in new product marketing; and may face government regulation and legislation that affects the market for RETAANE[®] suspension. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton
Vice President, Investor Relations &
Strategic Communications
817-551-8974
doug.machatton@alconlabs.com
www.alconinc.com